EXHIBIT 99.1

Foremost Clean Energy Announces 2,500 Metre Drill Program at its Jean Lake Gold-Lithium Property

The Program is Designed to Capitalize on Record Gold Prices to Expand on Previous High-Grade Gold Discovery Concurrent with Ongoing Athabasca Uranium Drilling on its Murphy Lake Property

VANCOUVER, British Columbia, Sept. 16, 2025 (GLOBE NEWSWIRE) -- Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) ("Foremost" or the "Company"), is pleased to announce up to 20-hole 2,500 metre diamond drill program will commence this month at its 100% owned Jean Lake Gold-Lithium Property located near the historic mining centre of Snow Lake in Manitoba. This program is strategically designed to capitalize on record-high gold prices by expanding known high-grade gold and lithium mineralization identified in the 2022-2023 drill campaign. The drill program will run concurrently with the Company's ongoing drilling at its Murphy Lake South Uranium Property. The Company believes this multi-pronged operational strategy provides shareholders with leveraged exposure to the exciting gold market, maximized operational efficiency and potential value creation.

Foremost’s President and CEO, Jason Barnard comments: "With gold achieving historic highs by surpassing $3,680 USD per ounce, we made a strategic decision to maximize shareholder value by capitalizing on an extraordinary market opportunity. We are mobilizing a drill program at our 100%-owned Jean Lake asset to expand its known high-grade gold and lithium mineralization. This initiative runs concurrently with an ongoing drill program on proven uranium mineralization at our Murphy Lake South Project in the Athabasca Basin.

Our multi-asset model is designed for exactly this scenario. While uranium continues to anchor our long-term vision in the face of transformative global demand, these parallel drill programs provide exceptional, capital-efficient leverage. We are not diverting focus; we are amplifying it. We are going to commence actively drilling on not one, but two highly prospective properties. With Jean Lake now fully owned and requiring minimal sustaining capital, it provides Foremost with significant optionality and value for our shareholders, aligning with our steadfast commitment to nuclear fuels and other critical energy minerals.”

The Jean Lake property is situated within the prolific Flin Flon-Snow Lake greenstone belt, a geological terrain renowned for its significant gold endowment and emerging lithium potential. The previous program successfully intersected gold mineralization in eight drill holes, with intercepts extending from surface to a depth of 110 metres. Notable results include an intercept of 7.5 g/t Au over 7.66 metres, which contains a spectacular high-grade zone of 102 g/t Au over 0.48 metres, located approximately 65 metres below surface. (See news release June 06, 2023).

Key Highlights

  Drill program will commence later this month concurrently with the Company’s ongoing Murphy Lake Uranium Drill Program in Saskatchewan
  Company optioned the Jean Lake property in July, 2021 and earned 100% interest announced on July 16, 2025
  Located in proven gold jurisdiction in Snow Lake, Manitoba which includes Hudbay Minerals’ core operating area, which has produced more than 1 million+ ounces of gold at its Lalor Mine1
  Previous drilling includes high-grade gold & lithium intercepts including 7.50 g/t Au over 7.66m (including 102.0 g/t Au over 0.48 metres) in drill hole FM23-8 and 1.26% Li₂O over 3.35m in drill hole FM23-04A

Foremost’s 2022/2023 Drill Campaign

The Company completed a 3,002 meter initial diamond drill program, designed to drill test targets based on integrated prospecting, UAV-borne magnetic survey results, MMI soil geochemical surveys and outcrop rock chip analyses (Foremost news release June 6, 2023). The program intersected numerous gold mineralized intervals at vertical depths up to 110 m below surface as well lithium at the B1 spodumene bearing pegmatite. The locations of drill holes that intersected gold mineralized intervals are illustrated in Figure 1, in addition to the B1 drill hole location. Details of the lithium and gold intersections are provided in Table 1 below.

Highlights include:

GOLD

  In drill hole FM23-8: 7.50 g/t Au over 7.66 metres from 94.35 - 102.01 m (including 102.0 g/t Au over 0.48 metres from 94.77 - 95.25 m)
  In drill hole FM23-04A: 11.27 g/t Au over 2.75 metres from 73.75 - 76.50 m (including 91.8 g/t Au over 0.32 metres from 74.74 - 75.06 m)
  In drill hole FM23-01A: 2.46 g/t Au over 3.70 metres from 41.30 - 45.00m

LITHIUM

  1.26% Li2O over 3.35 metres from surface in drill hole FM23-01A

446,000 mE
448,000 mE
450,000 mE
452,000 mE
454,000 mE
Churchill
Lynn Lake
Gillam
Jean Lake Claims
Thompson
Flin Flon
Prov. of Manitoba
Winnipeg
B1a
P6b
M6c
P2c
JOL 9419
FM23-13
FM23-14
FM23-04A
FM23-08A
FM23-08
FM23-25
B1
FM23-01A
JOL 8429
JOL 8248
JOL 8247
M3a
P7a
JOL 8428
FM23-22
M3a
M5c
0
Nad 83 Zone 14
2,000
meters
Wekusko Lake
LEGEND
B1a Greywacke, siltstone, mudstone
M3a Sandstone; Crossbedded Sandstone
M5d Dacitic volcaniclastic and flow
M6c Biotite Dacite
P2c Diorite
P6b Quartz Diorite
P7a Granodiorite
Jean Lake Claims
Zoro North Claims
Competitor claims
Powerline
River
Lake
LEGEND
FM23-13 DDH (Li & Au) Intersect
B1 Pegmatite
FOREMOST CLEAN ENERGY
Lithium-Gold Property
Drill Indicated Lithium and Gold Intersections
2022-2023 Drill Program
May 31, 2023

Figure 1. Lithium and Gold Intersections Drill Holes

Table 1 - 2022 – 2023 Program Lithium and Gold Intersections in Drill Holes

Hole ID	Easting	Northing	Strike	Dip	Depth	Intercept in Metres
FM23-01A	452688	6076420	205	-66	62m	1.26% Li2O over 3.35m from 0-3.35m
FM23-01A	452688	6076420	205	-66	62m	2.46 g/t Au over 3.70m from 41.30m-45m
FM23-04A	452743	6076529	90	-45	80m	11.27 g/t Au over 2.75m from 73.75m-76.5m including 91.8 g/t Au over 0.32m from 74.74 - 75.06m
FM23-08	452877	6076534	245	-45	134m	1.44 g/t Au for 0.32m from 11.33m-11.65m and 7.50 g/t Au for 7.66m from 94.35m-102.01m including 29.95 g/t Au for 1.77m from 94.35m-96.12m and 1.28 g/t Au for 0.3m from 107.6m-107.9m
FM23-08A	452878	6076543	110	-45	173m	1.51 g/t Au for 0.52m from 95.18m-95.7m
FM23-13	452667	6076898	270	-45	125m	0.94 g/t Au for 1.23m from 121.30m-122.53m
FM23-14	452732	6076854	270	-45	158m	1.23 g/t Au for 2.85m from 151.24m-154.09m
FM23-22	450367	6073940	314	-45	125	3.04 g/t Au for 0.68m from 102.92m-103.6m
FM23-25	452347	6076330	120	-45	114m	2.07 g/t Au for 3.49m from 25.3m-28.79m including 6.86 g/t Au for 0.54m from 25.30m-25.84m and 1.27 g/t Au for 2.4m from 69.6m-72m

Foremost’s 2025 Jean Lake Diamond Drill Program

The company anticipates the drill program to commence before the end September 2025, with the goal to expand both the lithium and gold mineralized systems. Drill target locations are currently being finalized by Foremost’s technical team.

Qualified Person

The technical content of this news release has been reviewed and approved by Cameron MacKay, P. Geo., Vice President of Exploration for Foremost Clean Energy Ltd., and a Qualified Person under National Instrument 43-101.

A qualified person has not performed sufficient work or data verification to validate the historical results in accordance with National Instrument 43-101. Although the historical results may not be reliable, the Company nevertheless believes that they provide an indication of the property’s potential and are relevant for any future exploration program.

About Foremost

Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (WKN: A3DCC8) is a rapidly growing North American uranium and lithium exploration company. The Company holds an option to earn up to a 70% interest in 10 prospective uranium properties (with the exception of the Hatchet Lake, where Foremost is able to earn up to 51%), spanning over 330,000 acres in the prolific, uranium-rich Athabasca Basin region of northern Saskatchewan. As the demand for carbon-free energy continues to accelerate, domestically mined uranium and lithium are poised for dynamic growth, playing an important role in the future of clean energy. Foremost’s uranium projects are at different stages of exploration, from grassroots to those with significant historical exploration and drill-ready targets. The Company’s mission is to make significant discoveries alongside and in collaboration with Denison through systematic and disciplined exploration programs.

Foremost also has a portfolio of lithium projects at varying stages of development, which are located across 55,000+ acres in Manitoba and Quebec. For further information, please visit the Company’s website at www.foremostcleanenergy.com.

Contact and Information

Company
Jason Barnard, President and CEO
+1 (604) 330-8067
info@foremostcleanenergy.com

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Forward-Looking Statements

Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect,” “is expected,” “anticipates” or “does not anticipate,” “plans,” “estimates” or “intends,” or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, continuity of agreements with third parties and satisfaction of the conditions to the option agreement with Denison, risks and uncertainties associated with the environment, delays in obtaining governmental approvals, permits or financing. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities. and information. Please refer to the Company’s most recent filings under its profile at on Sedar+ at www.sedarplus.ca and on Edgar at www.sec.gov for further information respecting the risks affecting the Company and its business.

The CSE has neither approved nor disapproved the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.

1 https://hudbayminerals.com/investors/press-releases/press-release-details/2025/Hudbay-Celebrates-Major-Milestone-with-Millionth-Ounce-of-Gold-Recovered-from-Lalor-Mine/default.aspx